UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                       SERIES A SHARES, WITH NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    83363103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Aner Berger, Adv.
                            Israel Chemicals Limited
                                Millennium Tower
                                23 Aranha Street
                                 Tel Aviv, 61070
                                     Israel
                                 972-3-684-4401
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 21, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------------------------------------                                ----------------------------------------------
CUSIP No. 83363103                                      13G                                  Page 2 of 5 Pages
--------------------------------------------                                ----------------------------------------------
========== ===============================================================================================================
1          NAMES OF REPORTING PERSON

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           ISRAEL CHEMICALS LIMITED (00-00000000)
---------- ---------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      |_| (a)
                                                                                                  |_| (b)
---------- ---------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION:

           ISRAEL
--------------------------------------------------- --------- ------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH      5         SOLE VOTING POWER
              REPORTING PERSON WITH
                                                              None.
                                                    --------- ------------------------------------------------------------
                                                    6         SHARED VOTING POWER

                                                              None.
                                                    --------- ------------------------------------------------------------
                                                    7         SOLE DISPOSITIVE POWER

                                                              None.
                                                    --------- ------------------------------------------------------------
                                                    8         SHARED DISPOSITIVE POWER

                                                              None.
---------- ---------------------------------------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

           None.
---------- ---------------------------------------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                   |_|
---------- ---------------------------------------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0%
---------- ---------------------------------------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           CO
========== ===============================================================================================================



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
                                                             Page 3 of 5 Pages
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Item 1.    Name of Issuer and Address

           (a) The name of the issuer is Sociedad Quimica y Minera S.A., a company organized under the laws of the Republic of Chile ("SQM").

           (b) The principal executive offices of SQM are located at Miraflores 222, Piso 11, Santiago, Chile.


Item 2. Identity, Address, Citizenship, Title of Class of Securities and CUSIP Number

Items 2(a), (b), (c)
--------------------

           This statement on Schedule 13G ("Statement") is filed by Israel Chemicals Limited ("ICL"), a company organized and residing in Israel, with offices at Millennium Tower, 23 Aranha St., Tel Aviv 61202;

Item 2(d), (e)
--------------

           (d) This Statement relates to the Series A Shares, no par value per share of SQM (the "SQM Shares").

           (e) The CUSIP number for the SQM Shares is 833636103


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

                     (a)    [ ]     Broker or dealer registered under Section 15
                                    of the Exchange Act;

                     (b)    [ ]     Bank as defined in Section 3(a)(6) of the
                                    Exchange Act;

                     (c)    [ ]     Insurance company as defined in Section
                                    3(a)(19) of the Exchange Act;

                     (d)    [ ]     Investment company registered under Section
                                    8 of the Investment Company Act;

                     (e)    [ ]     An investment adviser in accordance with
                                    Rule 13d-1(b)(1)(ii)(E);

                     (f)    [ ]     An Employee benefit plan or endowment fund
                                    in accordance with Rule 13d-1(b)(1)(ii)(F);

                     (g)    [ ]     A Parent holding company or control person
                                    in accordance with Rule 13d-1(b)(1)(ii)(G);

                     (h)    [ ]     A Savings association as defined in Section
                                    3(b) of the Federal Deposit Insurance Act;

                     (i)    [ ]     A Church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                     (j)    [ ]     Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).


Item 4.    Ownership

           Prior to December 21, 2004, ICL beneficially owned SQM Shares through its indirect, wholly-owned subsidiary, Inversiones RAC Chile Limitada ("RAC Chile"). Pursuant to a stock purchase agreement between PCS Chile I LLC, a Delaware corporation, and BKG Puriphos B.V., a subsidiary of ICL organized under the laws of The Netherlands, dated December 21, 2004, ICL and its subsidiaries

                                                             Page 4 of 5 Pages
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sold its entire interest in RAC Chile. Consequently, as of December 21, 2004,
neither ICL, nor any company controlled by ICL, beneficially owns any SQM
Shares.


Item 5.    Ownership of Five Percent or Less of a Class

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].


Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

           Not Applicable.


Item 8.    Identification and Classification of Members of the Group

           Not Applicable.


Item 9.    Notice of Dissolution of Group

           Not Applicable.


Item 10.   Certification

           Not Applicable.





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
                                                             Page 5 of 5 Pages
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                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




ISRAEL CHEMICALS LIMITED

By: /s/ Avi Doitchman
    --------------------------------
    Name: Avi Doitchman
    Title: CFO

By: /s/ Aner Berger
    --------------------------------
    Name: Aner Berger
    Title: General Counsel and
           Company Secretary






















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